Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of $0.3636 Canadian per share on the issued and outstanding Common shares payable on July 4, 2023 to shareholders of record at the close of business on June 9, 2023.

By order of the Board

Andrea Wood

Chief Legal and Governance Officer

Vancouver, British Columbia

May 3, 2023

Contact: Investor Relations

1-800-667-4871

ir@telus.com